SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2020

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit		Page
Number		Number

1.1	Announcement in relation to key financial and performance indicators for the first quarter of 2020, dated April 23, 2020	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

2

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the MIIT;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the impact of the outbreak of a novel strain of coronavirus, known as “COVID-19”, on the PRC economy and our operations and financial performance;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 23, 2020	By:	/s/ Ke Ruiwen
	Name:	Ke Ruiwen
	Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS

FOR THE FIRST QUARTER OF 2020

The unaudited financial data of the Group for the first quarter of 2020

•	Operating revenues were RMB94,793 million, of which service revenues were RMB92,137 million, representing an increase of 0.7% over the same period of last year

•	EBITDA was RMB30,161 million, representing a decrease of 0.3% over the same period of last year

•	Profit attributable to equity holders of the Company was RMB5,822 million, representing a decrease of 2.2% over the same period of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first quarter of 2020.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards)

	For the period from 1 January 2020 to 31 March 2020	For the period from 1 January 2019 to 31 March 2019	Increase/ (Decrease)
	(RMB million)	(RMB million)
Operating revenues	94,793	96,135	(1.4%)

of which: Service revenues[1]	92,137	91,531	0.7%

Operating expenses
Depreciation and amortisation	(21,952)	(21,467)	2.3%
Network operations and support	(27,262)	(24,995)	9.1%
Selling, general and administrative	(12,571)	(14,736)	(14.7%)
Personnel expenses	(19,845)	(18,555)	7.0%
Other operating expenses	(4,954)	(7,611)	(34.9%)

Total operating expenses	(86,584)	(87,364)	(0.9%)

Operating profit	8,209	8,771	(6.4%)

Net finance costs	(871)	(1,092)	(20.2%)
Investment income and share of profits of associates	408	298	36.9%

Profit before taxation	7,746	7,977	(2.9%)
Income tax	(1,859)	(1,979)	(6.1%)

Profit for the quarter	5,887	5,998	(1.9%)

Profit attributable to:
Equity holders of the Company	5,822	5,956	(2.2%)
Non-controlling interests	65	42	54.8%

	As at 31 March 2020	As at 31 December 2019
	(RMB million)	(RMB million)
Total Assets	716,352	703,131	1.9%
Total Liabilities	(355,494)	(348,091)	2.1%

Total Equity	360,858	355,040	1.6%

1.

Service revenues are calculated based on operating revenues minus sales of mobile terminals (first quarter of 2020: RMB1,441 million; first quarter of 2019: RMB3,533 million), sales of wireline equipment and other non-service revenues (first quarter of 2020: total RMB1,215 million; first quarter of 2019: total RMB1,071 million).

Business Data

	As at 31 March 2020/ For the period from 1 January 2020 to 31 March 2020	As at 31 December 2019/ For the period from 1 October 2019 to 31 December 2019	As at 30 September 2019/ For the period from 1 July 2019 to 30 September 2019
Mobile Subscribers (Million)	336.55	335.57	330.43
of which 5G Package Subscribers (Million)	16.61	4.61	—
Net Add of Mobile Subscribers (Million)	0.98	5.14	6.95
of which Net Add of 5G Package Subscribers (Million)	12.00	4.61	—
Handset Data Traffic (kTB)[2]	7,169.8	7,000.7	6,473.2
Mobile Voice Usage (Billion Minutes)	163.53	201.78	210.09
Wireline Broadband Subscribers (Million)	152.32	153.13	152.66
Net Add/(Decrease) of Wireline Broadband Subscribers (Million)	(0.81)	0.47	2.48
Access Lines in Service (Million)	110.20	110.85	112.24
Net Increase/(Decrease) of Access Lines in Service (Million)	(0.65)	(1.39)	(1.33)
Wireline Local Voice Usage (Billion Pulses)	9.71	12.97	13.88
Wireline Long Distance Usage (Billion Minutes)	1.83	2.44	2.63

For the first quarter of 2020, the Company firmly grasped the trend of digital transformation of the economy and society and actively promoted the commercialisation of 5G. As affected by the outbreak of the novel coronavirus (COVID-19) epidemic, the Group’s subscriber development declined. The Company took various measures to proactively respond and to maintain smooth and stable communications, endeavouring to mitigate the impacts of the epidemic. The Company accelerated the upgrade of 4G subscribers to 5G. The number of mobile subscribers was approximately 337 million, of which the number of 5G package subscribers was approximately 16.61 million with a net addition of 12.00 million. The handset data traffic2 increased by 37.4% over the same period of last year and continued to maintain rapid growth while the reduction of the average mobile service revenue per user per month (ARPU) was narrowed compared with that of last year. The Company continuously enriched the Smart Family product and service portfolio including e-Surfing HD, Whole-home Wi-Fi, Family Cloud and e-Surfing Webcam. The total number of wireline broadband subscribers was approximately 152 million and the revenues from Smart Family applications and services3 increased by 106.3% over the same period of last year, which continued to strengthen as a driving force of the broadband blended ARPU4. The Company actively grasped the new informatisation demand generated during the epidemic and thoroughly exploited the competitive advantage of cloud-network integration while enhancing the enrichment of integrated informatisation services. Enterprise informatisation applications such as SME Cloud migration and Cloud Conferencing were promoted while the applications for distance education such as Education Cloud and Cloud Classroom and healthcare applications like Healthcare Cloud were promptly launched. Revenues from Cloud services maintained rapid growth.

2.	Handset data traffic represents the data traffic generated from 3G, 4G and 5G handset internet access.

3.	Smart Family applications and services include services such as Whole-home Wi-Fi and Family Cloud services, etc .

4.	Broadband blended ARPU is calculated based on the sum of monthly average revenues from Smart Family and broadband access divided by the number of average broadband subscribers.

For the first quarter of 2020, the operating revenues of the Group were RMB94,793 million, of which the service revenues were RMB92,137 million, representing an increase of 0.7% over the same period of last year. The operating expenses decreased by 0.9% over the same period of last year, of which the depreciation and amortisation expenses increased by 2.3% over the same period of last year. The network operations and support expenses increased by 9.1% over the same period of last year which was mainly due to the Group’s continuous optimisation and enhancement of network capabilities and quality as well as the support to rapid development of emerging businesses leading to appropriate increase in resource investment. The selling, general and administrative expenses decreased by 14.7% over the same period of last year which was mainly due to the Group’s continuous optimisation of sales models to reinforce precision management of sales and marketing resources for the enhancement of utilisation effectiveness of sales and marketing resources. Meanwhile, on-site sales and marketing activities declined as a result of the epidemic which led to corresponding reduction in relevant costs. The personnel expenses increased by 7.0% over the same period of last year which was mainly attributable to the appropriate increase in incentives for frontline employees and professional technical talents. Other operating expenses decreased by 34.9% over the same period of last year which was in alignment with the decrease in mobile terminals sold. The Company seized favourable market opportunities and completed the issuance of the first tranche of 2020 company bonds during the period. Meanwhile, the Company continued to improve the capability of internal capital centralisation with further enhancement of capital turnover and utilisation efficiency, achieving effective control in the level of indebtedness and financing costs. Thus, the net finance costs decreased by 20.2% over the same period of last year. The investment income and share of profits of associates increased by 36.9% over the same period of last year which was mainly due to the increase in share of profit of China Tower Corporation Limited for the period. The profit attributable to equity holders of the Company was RMB5,822 million, representing a decrease of 2.2% over the same period of last year. EBITDA5 was RMB30,161 million, representing a decrease of 0.3% over the same period of last year. EBITDA margin6 was 32.7%.

In the future, the Group will proactively respond to the impact of the epidemic and grasp the new changes in market demands with firm adherence to customer and market-orientated approaches and will accelerate promotion of co-build and co-share of 5G network. With persevered promotion of cloud-network integration, the Group will deepen reform and innovation while focusing on intelligent operation to fully promote high-quality development, striving to create new value for shareholders.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Telecom Corporation Limited Ke Ruiwen Chairman and Chief Executive Officer

Beijing, China, 23 April 2020

5.	EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.

6.	EBITDA margin is calculated based on EBITDA divided by service revenues.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the chairman and chief executive officer); Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min (as the chief financial officer) and Mr. Wang Guoquan (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).